Exhibit 23.1

Consent of Independent Accountants

We hereby consent to the use in this Current Report on Form 8K/A of Victory Capital Holdings, Inc. of our report dated March 16, 2021 except for the change in the manner in which the company accounts for redeemable units as discussed in Note 1 to the financial statements, as to which the date is March 10, 2022, relating to the financial statements, which appear in such Form 8K/A.

/s/ GreerWalker LLP

Charlotte, NC

March 11, 2022